June 7, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Mark Clancy
President and Chief Executive Officer
Hybrid Fuel Systems, Inc.
12409 Telecom Drive
Tampa, FL 33637

RE:	Hybrid Fuel Systems, Inc.  (the "Company")
	Registration Statement on Form SB-2 filed 5/10/2005
	File No. 333-124775

Dear Mr. Clancy:

      We have reviewed your filing and have the following comments.
We have limited our review to the financial statements and related disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year-ended 12/31/2004

Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 7

1. As discussed in our Interpretive Release about Management`s Discussion and Analysis (FR-72), one of the primary objectives in preparing this section of your document should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. Through our review of the MD&A section of your document, we note that your disclosures state the year-over-year change for each major income statement line item, but very little information has been provided explaining "how" or "why" these changes have occurred. In this regard, please revise your disclosures to discuss the underlying factors driving the year-to-year variance in each of the material line items contained in your statement of operations. For example, your disclosures should explain (1) to what extent the decline in revenues in fiscal year 2004 relates to a reduction in the volume of your sales versus the reduction in the price of items sold, and why such variable changed (2) the nature of the $1.2 million of compensation expense relating to one-time stock issuances to your employees, and (3) why you do not expect to have similar compensation expenses in the future.

Liquidity and Capital Resources, page 8

2. The "Liquidity and Capital Resources" section of your document should include a discussion of your company`s cash requirements, a discussion and analysis of the types of financing that are, or are likely to be available, and the impact of such financing on the company`s cash position and liquidity. In this regard, we believe that the disclosures included in your Form SB-2 are deficient. Please expand you disclosures to include pertinent information including, but not limited to:
* A summary of the significant terms of your convertible debt issued on April 1, 2005 -- including payment terms, interest rate, conversion rights, and maturity date.
* Known cash requirements that are significant to your financial position, such as the consulting agreement you hold with Electronic controls and your one-time license acquisition payment to Electronic
Controls of $250,000, which will be due on or before August 31, 2005.
* The expected sources of funds for known cash requirements.
* The details of your settlement of "accounts payable in settlement" and your settlement with Peach Tree National Bank, including the amounts agreed upon and timing of payments.
* The status of your "convertible debt in default" and any financial implications caused by the default, as it appears that you have only stated the status of the Peach Tree National Bank debt that is in default.
Please refer to the guidance provided in our Interpretive Release about Management`s Discussion and Analysis (FR-72).

3. We also note per the discussion on page 2 in the "Risk Factors" section of your document that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a going concern. Based upon the disclosure on page 28, in the "Experts" section of your document, it also appears that your independent accountant may have intended to issue an opinion containing a going concern explanatory paragraph. In this regard, we believe that the MD&A section of your document should contain appropriate and prominent disclosure of your company`s financial difficulties and viable plans to overcome these difficulties. Although, you have stated that your company will derive sufficient revenue to meet its obligations during the fourth quarter of 2005, please expand your disclosures to discuss further how you intend to continue operations from the period between fiscal year-ended 12/31/2004 and the fourth quarter of 2005. As it appears that all of the funds, expected to be generated by your convertible debt issuance, could potentially be consumed before the fourth quarter of 2005 by your current liabilities, license agreement payment due on August 31,
2005, consulting agreement payments, and lease payments, please discuss any other sources of cash flow which will allow your company to meet its cash requirements and continue operations. Also, as your company has not generated significant revenues to date, and your alternative plan to obtain cash appears to include raising additional financing through the issuance of common stock, debt or convertible debt, tell us and expand your disclosures to provide further insight into the availability of such external financing to your company. Please refer to FRR-16 for further guidance. We also refer you to the comment under Financial Statements, "Report of Independent Registered
Public Accounting Firm."

Description of Securities - Convertible Notes, page 25

Form 8-K dated April 1, 2005

4. From the disclosure in Description of Securities and in the Form 8-
K (dated April 1, 2005), we note the subscribed purchase of an aggregate principal amount of $1.2 million in secured Convertible Promissory Notes and Class A Common Stock Purchase Warrants to buy approximately 3.3 million shares of common stock if exercised.
The
disclosure also states the notes are convertible after the date of issuance and at any time into common stock at an initial conversion price of $.55 per share and at a 20% discount (i.e. 80% of average closing prices for a specified trading period) if you fail to meet the
Conversion Criterion. Based on the initial conversion price and the above conversion terms, it appears there is also an imbedded beneficial conversion feature between the market price of your common stock and its conversion price.

However, in accordance with the provisions of APB 14, the proceeds received from the sale of the convertible notes should be first allocated to the two elements ("notes and warrants") for accounting purposes. The allocation of proceeds to the two securities should be based on the relative fair value of these securities. The value of the warrants could be estimated using an option-pricing model, such as the Black-Scholes model. The amount allocated to the warrants should be recorded as additional paid-in-capital, and as a discount to the related convertible promissory notes.

Furthermore, the imbedded beneficial conversion feature for any applicable intrinsic value of the embedded conversion option on the notes should be accounted for in accordance with EITF Issue No. 00-27
(see Issue 1). The beneficial conversion feature should be recognized and measured at the time of the notes issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in-capital. This will result in additional discount to this debt security.

The total discount from an allocation of value to the warrants and the imbedded conversion feature on the notes would be amortized to interest expense from the date of issuance to the stated redemption date of the convertible instrument in accordance with the guidance in paragraph 19 of EITF 00-27.

In the amended Form SB-2, provide complete and clear disclosure from
the issuance of these securities.   In this regard, provide a
subsequent event footnote in your financial statements that
describes
the securities agreement, the issuance of the securities, and the accounting treatment including the quantified impact on the financial
statements.   Furthermore, the prospectus summary in the forepart
of
the registration statement should be expanded to provide similar
information.   Please revise accordingly.

Financial Statements

General

5. We note that the financial statements included in your Form SB-
2
have not been updated such that they comply with Rule 3-10 (g) of Regulation S-B. Please provide updated financial statements that will be in compliance with this rule at the effective date of your registration statement.

Report of Independent Registered Public Accounting Firm, page 1

6. On page two, in the "Risk Factors" section of your document, you state that your independent registered public accounting firm has expressed substantial doubt about your ability to continue as a "going concern." You also state in the "Experts" section to your document
(on page 28) that the report of your independent auditor on your financial statements as of December 31, 2004 and 2003 contains an explanatory paragraph relating to your ability to continue as a going concern. As the audit report included in the Form SB-2 which you have filed does not include the referenced "going concern" explanatory paragraph, please revise your document to include a going concern audit report that complies with SAS No. 64, if necessary.

7. However, we also note the disclosure in the last paragraph in note
1 under "Going Concern" that appears to imply that substantial doubt
about the entity`s ability to continue as a going concern has been alleviated by events and factors cited in the last sentence of the
paragraph.   In this regard, it is unclear if management is
providing
this disclosure in accordance with the guidance in paragraph 11 of
SAS
64 (i.e. Codified Section 341.11) because the substantial doubt has
been alleviated.   In this alternative, if substantial doubt has
been
alleviated, the disclosures should be expanded to include the April 1,
2005 convertible note financing in the aggregate principal amount of
$1.2 million as an event that also alleviates this concern with the dual-dating of the auditor`s report for this subsequent event that occurred subsequent to the date of the audit report initially dated
March 24, 2005.

8. Please advise and revise your filing for the appropriate circumstance as stated in the above two paragraphs, accordingly.

Balance Sheets, page 2

9. Reference is made to the disclosures in Executive Compensation (note 1 - page 20) and the financial statements (note 3 - Equity, page
10), whereby you have issued 5,950,000 (or a total of 11.9
million)
shares of restricted common shares to both Mark Clancy and John Stanton in connection with their two-year employment agreements. Furthermore, we note you have recognized an amount of "Deferred Compensation" relating to the above arrangement as an asset on your
balance sheet.    In accordance with the guidance in Topic 4E of
the
Staff Accounting Bulletins, amounts recorded as deferred compensation should be presented in the balance sheet as a deduction from stockholders` equity and not as an asset. Please revise your document to appropriately reclassify your company`s deferred compensation balance, accordingly.

10. Also, please confirm for us and disclose that Mark Clancy and John
Stanton`s deferred compensation balances are being amortized over the two year periods that correspond with their employment agreements.

11. You also state in the "Executive Compensation" section of your document that Mark Clancy and John Stanton each received an additional
750,000 restricted common shares, as an employee bonus. As these shares do not appear to be discussed elsewhere in your document, please tell us and disclose in the appropriate areas of your document, the amount of compensation expense recognized in relation to these shares, the timing of the recognition of this expense, and where both the expense and the issued shares have been recognized in your financial statements.

Statement of Stockholder`s Equity, page 3

12. We note that at December 31, 2003, your company had issued $530,000 of redeemable securities, which are now reflected as APIC, without any portion of the securities or the value being attributed to common shares. With appropriate disclosure in the Notes and the supplemental information table in the statement of cash flows, please describe for us the complete nature of this transaction and how it has been accounted for - including the consideration provided to redeem the securities and why you believe that APIC is the appropriate classification of the balance upon redemption. We may have further comment pending your response.

Exhibit 23.2 Consent of Independent Auditor

13. We note that the consent of your independent auditor does not indicate the city and state where it was issued. Please provide a currently dated consent, which indicates the city and state where it was issued, in your amended document.

Form 10-QSB for the quarter-ended 03/31/2005

General

14. Please address our comments regarding your Form SB-2 in your Form
10-QSB dated 03/31/2005 and in your Form 10-KSB dated 12/31/2004, where applicable.

Part I - Financial Information

Notes to the Financial Statements

15. We note that your "Due to Related Parties - Convertible Debt" balance increased by $492,000 in the firs quarter of fiscal year 2005, as you received financing from White Knight. As White Knight is a related party to your company, please expand upon the disclosure in the footnotes to the financial statements to comply with the requirements of paragraph 2 of SFAS No. 57.

Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

16. We note that the MD&A section of your form 10-QSB does not contain any disclosures related to your company`s liquidity or capital resources. Please revise your disclosures to comply with Rule
303(b)
of Regulation S-B.
Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Joseph
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Mark Clancy
		(813) 979-9224
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Mr. Mark Clancy
Hybrid Fuel Systems, Inc.
June 7, 2005
Page 1